Exhibit 23.3

北京 BEIJING • 上海 SHANGHAI • 深圳 SHENZHEN • 香港 HONG KONG • 广州 GUANGZHOU • 西安 XI’AN

Jia Yuan Law Offices

408 Ocean Plaza,158 Fu Xing Men Nei Avenue, Xicheng District, Beijing, 100031

PRC

Date: February 26, 2021

Tuya Inc.

10/F, Building A, Huace Center

Xihu District, Hangzhou City

Zhejiang, 310012

People’s Republic of China

Dear Sirs,

Reference is made to our Legal Opinion that we addressed to Tuya Inc. (the “Company”) on February 26, 2021 (the “Opinion”) in connection with the Offering of American Depositary Shares representing Class A ordinary shares of the Company set forth in the Underwriting Agreement (as defined in the Opinion).

The letter is provided solely for your information, in connection with the Global Offering and is not intended for any other purpose.

Yours faithfully,

/s/ Jia Yuan Law Offices
Jia Yuan Law Offices